J. Kevin Blodgett Dynegy Inc. 1000 Louisiana, Suite 5800 Houston, Texas 77002 Kevin.Blodgett@dynegy.com (713) 507-6847 (phone) (713) 356-2185 (fax)

June 16, 2009

Via Edgar and Facsimile
202-772-9202

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3561
Washington D.C.  20549-3561

Attention:   H. Christopher Owings, Assistant Director

Re:	Dynegy Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2009
File No. 001-33443

Ladies and Gentlemen:

This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 4, 2009 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2008 and the Company’s Definitive Proxy Statement on Schedule 14A filed April 6, 2009.  For your convenience, we have repeated each comment of the Staff exactly as expressed in the Comment Letter, and set forth below each such comment is the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2008

1.
We note your response to comment 1 in our letter dated May 15, 2009.  We reissue our comment.  As you acknowledged, Item 610(b)(10) of Regulation S-K does not contain a materiality provision for schedules and exhibits to agreements required to be filed.  Please file with your next periodic or current report complete copies of these agreements including all exhibits, attachments and schedules.

United States Securities and Exchange Commission
Attention:  Mr. H. Christopher Owings

Response:
The Company will file, to the extent not already compliant with Item 601 of Regulation S-K, complete copies of agreements including all exhibits, attachments and schedules to these agreements on its next quarterly report.

Definitive Proxy Statement on Schedule 14A

Market Competitiveness, page 28

2.
We note your response to comment 3 in our letter dated May 15, 2009.  We reissue our comment.  The disclosure on page 30 of your proxy statement indicates that you “target the 50th percentile [of the general survey data] as a competitive level of pay.”  To the extent you benchmark any component of compensation against the information you have identified in the proxy statement, you should identify the components of such data.

Response:
To the extent applicable in future filings, if the Company benchmarks any component of compensation against the general industry survey data as defined and identified in its proxy statement, the Company will identify the component companies of such data.

In preparing this response, the Company specifically acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes it has appropriately responded to each of the Staff’s comments reflected in the Comment Letter.  If you have any questions or comments, or if we may provide the Staff with additional information, please contact me at 713-507-6847; Kent Stephenson, Senior Vice President and Deputy General Counsel at 713-767-0386; or Eric Johnson of Locke Lord Bissell & Liddell LLP at 713-226-1249.  Thank you.

Very truly yours,

/s/ J. Kevin Blodgett

J. Kevin Blodgett
EVP and General Counsel

cc:	Mr. Scott Anderegg, Staff Attorney, Securities and Exchange Commission
Ms. Ellie Bavaria, Special Counsel, Securities and Exchange Commission
Mr. Bruce A. Williamson, Chairman, President and Chief Executive Officer, Dynegy Inc.
Mr. Kent Stephenson, SVP & Deputy General Counsel, Dynegy Inc.
Mr. Eric Johnson, Locke Lord Bissell & Liddell LLP
Mr. Herb Listen, Ernst & Young LLP